                                                                  Exhibit 99.1



                                _________________

                          NOTICE OF ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS
                               _________________

    NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of CELESTICA INC. (the "Corporation") will be held in the Imperial Room of the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, on Wednesday, the 17th day of April, 2002, at 10:00 a.m. (Toronto time) for the following purposes:

1. to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2001, together with the report of the auditors thereon;

2.         to elect directors for the ensuing year;

3. to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4. to consider and, if thought advisable, to pass an ordinary resolution authorizing the amendment to the Long-Term Incentive Plan of the Corporation to increase the number of subordinate voting shares of the Corporation reserved for issuance thereunder (the "LTIP Amendment Resolution"); and

5. to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

    The text of the LTIP Amendment Resolution is set forth in Schedule A to the accompanying Management Information Circular and is incorporated by reference in this notice.

    Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.

    Only shareholders of record at the close of business on March 13, 2002 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

           DATED at Toronto, Ontario this 19th day of March, 2002.

                                 By Order of the Board of Directors


                                 Elizabeth L. DelBianco
                                 Vice-President, General Counsel
                                 and Secretary

                                 Celestica Inc.
                                12 Concorde Place
                        Toronto, Ontario, Canada M3C 3R8

                         MANAGEMENT INFORMATION CIRCULAR
                               AND PROXY STATEMENT

    IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT, ALL DOLLAR AMOUNTS ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT WHERE STATED OTHERWISE. UNLESS STATED OTHERWISE, ALL REFERENCES TO "U.S.$" OR "$" ARE TO U.S. DOLLARS AND ALL REFERENCES TO "C$" ARE TO CANADIAN DOLLARS. UNLESS OTHERWISE INDICATED, ANY REFERENCE IN THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT TO A CONVERSION BETWEEN U.S.$ AND C$ IS GIVEN AS OF MARCH 1, 2002. AT THAT DATE, THE NOON BUYING RATE IN NEW YORK CITY FOR CABLE TRANSFERS IN CANADIAN DOLLARS WAS U.S.$1.00 = C$1.5955, AS CERTIFIED FOR CUSTOMS PURPOSES BY THE FEDERAL RESERVE BANK OF NEW YORK.

                             MANAGEMENT SOLICITATION

    THIS MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF MANAGEMENT OF CELESTICA INC. (THE "CORPORATION" OR "CELESTICA") FOR USE AT THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT 10:00 A.M. (TORONTO TIME) ON APRIL 17, 2002 IN THE IMPERIAL ROOM OF THE FAIRMONT ROYAL YORK HOTEL, 100 FRONT STREET WEST, TORONTO, ONTARIO, OR ANY POSTPONEMENT(S) OR ADJOURNMENT(S) THEREOF, FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. EXCEPT AS OTHERWISE STATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF MARCH 1, 2002. IN DECEMBER 1999, CELESTICA COMPLETED A TWO-FOR-ONE SPLIT OF ITS SUBORDINATE AND MULTIPLE VOTING SHARES BY WAY OF A STOCK DIVIDEND. ALL HISTORICAL INFORMATION HAS BEEN RESTATED TO REFLECT THE EFFECT OF THE TWO-FOR-ONE SPLIT ON A RETROACTIVE BASIS, EXCEPT WHERE SPECIFICALLY STATED OTHERWISE.

    The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The Corporation has also engaged Georgeson Shareholder Communications Canada, Inc. in connection with the solicitation of proxies in Canada and the United States at an anticipated cost of C$32,500, which will be borne by the Corporation. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares of the Corporation in accordance with the rules of the New York Stock Exchange. It is anticipated that copies of this Circular and accompanying proxy will be distributed to shareholders on or about March 19, 2002.

                                     PROXIES


VOTING OF PROXIES

    THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE OFFICERS OF THE CORPORATION AND WILL REPRESENT MANAGEMENT OF THE CORPORATION AT THE MEETING. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER), OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY, TO REPRESENT THE SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON OR COMPANY IN THE BLANK SPACE PROVIDED IN SUCH FORM OF PROXY.

    The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

    As of the date of this Circular, management of the Corporation was not aware of any such amendments or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

    The shares represented by proxies which are hereby solicited will be voted for or against, or withheld from voting, as the case may be, in accordance with the instructions of the shareholder on any ballot that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly.

    IN RESPECT OF PROXIES IN WHICH A SHAREHOLDER HAS NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE OR WITHHOLD FROM VOTING FOR THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS OF THE CORPORATION AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS OF THE CORPORATION, THE SHARES REPRESENTED BY SUCH PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF SUCH MATTERS.

    IN RESPECT OF PROXIES IN WHICH A SHAREHOLDER HAS NOT SPECIFIED THAT THE PROXY NOMINEES ARE REQUIRED TO VOTE FOR OR AGAINST THE RESOLUTION AUTHORIZING THE AMENDMENT TO THE LONG-TERM INCENTIVE PLAN OF THE CORPORATION TO INCREASE THE MAXIMUM NUMBER OF SUBORDINATE VOTING SHARES OF THE CORPORATION WHICH MAY BE ISSUED THEREUNDER (SEE "LTIP AMENDMENT RESOLUTION" BELOW), THE SHARES REPRESENTED BY SUCH PROXIES IN FAVOUR OF MANAGEMENT NOMINEES WILL BE VOTED IN FAVOUR OF THE LTIP AMENDMENT RESOLUTION.


DEPOSIT OF PROXIES

    To be effective, proxies must be deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 not later than 5:00 p.m. (Toronto time) on April 16, 2002 or at least 24 hours, excluding Saturdays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.


REVOCATION OF PROXIES

    Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

    The authorized capital of the Corporation consists of an unlimited number of preference shares ("Preference Shares"), issuable in series, an unlimited number of subordinate voting shares ("Subordinate Voting Shares") and an unlimited number of multiple voting shares ("Multiple Voting Shares"), of which no Preference Shares, 190,826,868 Subordinate Voting Shares and 39,065,950 Multiple Voting Shares were issued and outstanding as at March 1, 2002.

    The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Multiple Voting Shares and Subordinate Voting Shares held by persons present in person or by proxy, voting together as a single class. The presence, in person or by proxy, of at least two shareholders representing not less than 35% of the total number of issued voting shares is necessary for a quorum at the Meeting.

    Only shareholders of record at the close of business on March 13, 2002 will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, except to the extent that a person has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting or any adjournment or postponement thereof that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

    As of March 1, 2002 the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:


                                                                                               PERCENTAGE
                                                                                PERCENTAGE      OF ALL        PERCENTAGE OF
NAME OF BENEFICIAL OWNER(1)  TYPE OF OWNERSHIP     NUMBER OF SHARES              OF CLASS    EQUITY SHARES     VOTING POWER
--------------------------   -----------------     ----------------             ----------   -------------    -------------
Onex Corporation(2)          Direct and Indirect   39,065,950 Multiple Voting       100%           17%           83.65%
                                                   Shares
                                                   3,976,236 Subordinate Voting     2.1%           1.7%            *
                                                   Shares
Gerald W. Schwartz(3)        Direct and Indirect   39,065,950 Multiple Voting       100%           17%            83.65%
Toronto, Ontario                                   Shares
                                                   4,136,228 Subordinate Voting    2.17%          1.8%            *
                                                   Shares
AIM Management Group Inc.    Direct and Indirect   21,620,297 Subordinate Voting  11.33%          9.4%           1.85%
                                                   Shares

-----------

*      Less than 1%

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2) Includes 11,635,958 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 1,909,980 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,754 Subordinate Voting Shares representing an undivided interest of approximately 10.2% in 330,872 Subordinate Voting Shares, and 404,128 Subordinate Voting Shares directly or indirectly held by certain officers of Onex Corporation which Onex Corporation has the right to vote. Of these shares, 9,214,320 Subordinate Voting Shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,757,467 Subordinate Voting Shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex does not elect to satisfy its obligations in cash rather than delivering Subordinate Voting Shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of Subordinate Voting Shares to satisfy its obligations, the requisite number of Multiple Voting Shares held by such person will immediately be converted into Subordinate Voting Shares, which will be delivered to satisfy such obligations.

(3) Includes 159,992 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex Corporation, or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex Corporation. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, and controls Onex Corporation through his ownership of shares with a majority of the voting rights attaching to all shares of Onex Corporation. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex Corporation.


TRUST AGREEMENT

    Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with Computershare, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

                    MATTERS FOR CONSIDERATION OF SHAREHOLDERS

ELECTION OF DIRECTORS

    It is proposed to nominate the nine persons listed below for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All such proposed nominees are now directors of the Corporation and have been since the dates indicated. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. By resolution dated March 5, 2002, the board of directors of the Corporation (the "Board of Directors") set the number of directors of the Corporation to be elected at the Meeting at nine.

    Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election as directors of the proposed nominees listed below. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

    A brief statement of the business experience, age and principal occupation during the past five years for each person nominated for election as a director of the Corporation is set forth below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

NAME AND MUNICIPALITY OF                                                                             BENEFICIALLY OWNED DIRECTLY
    RESIDENCE (AGE)         BECAME A DIRECTOR      OCCUPATION FOR THE PAST FIVE YEARS                     OR INDIRECTLY(1)
------------------------    -----------------  ------------------------------------------------  -------------------------------
Eugene V. Polistuk(2) (55)     October 1996    Chairman of the Board of Celestica since          512,826 Subordinate Voting Shares
AURORA, ONTARIO                                February 2001 and Chief Executive Officer and
                                               Director of Celestica

Robert L. Crandall(2) (66)      July 1998      Corporate Director; prior to May 1998, Chairman   80,000 Subordinate Voting Shares
DALLAS, TEXAS                                  of the Board, President and Chief Executive
                                               Officer of AMR Corporation and Chairman of the
                                               Board and Chief Executive Officer of American
                                               Airlines Inc.

William Etherington(4) (60)    October 2001    Corporate Director; prior to October 2001,        10,000 Subordinate Voting Shares
TORONTO, ONTARIO                               Senior Vice President and Group Executive, Sales
                                               and Distribution, IBM Corporation and CEO, IBM
                                               World Trade Corporation

Richard S. Love(3) (64)          July 1998     Corporate Director; prior to 1998,                76,000 Subordinate Voting Shares
LOS ALTOS HILLS, CALIFORNIA                    Vice-President of Hewlett-Packard Company

Roger L. Martin(3) (45)          July 1998     Corporate Director; Dean of the Joseph L. Rotman  43,000 Subordinate Voting Shares
TORONTO, ONTARIO                               School of Management of the University of Toronto

Anthony R. Melman(2)(3)(4)(54) October 1996    Vice-President of Onex                            450,000 Subordinate Voting
                                                                                                         Shares(5)
TORONTO, ONTARIO

Michio Naruto (66)              October 2001   Chairman of International Computer Ltd.,                     -
TOKYO, JAPAN                                   Vice-Chairman of Fujitsu Corporation and
                                               Chairman of Toyota InfoTechnology Center

Gerald W. Schwartz (60)          July 1998     Chairman of the Board, President and Chief       39,065,950 Multiple Voting Shares(6)
TORONTO, ONTARIO                               Executive Officer of Onex                      4,136,228 Subordinate Voting Shares(6)

Don Tapscott(4) (54)           September 1998  Co-founder of Digital  4Sight Corp. and President    63,000 Subordinate Voting Shares
TORONTO, ONTARIO                               of New Paradigm Learning Corporation

-----------

(1) As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (I.E., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2)    Member of the Corporation's Executive Committee.

(3)    Member of the Corporation's Audit Committee.

(4)    Member of the Corporation's Compensation Committee.

(5) Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Mr. Melman pursuant to certain management investment plans of Onex.

(6) Includes 159,992 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management incentive plans of Onex. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.


APPOINTMENT OF AUDITORS

    Management proposes to nominate KPMG LLP as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Board of Directors negotiates with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. Management believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.


AUDIT AND NON-AUDIT FEES

    The Corporation's auditors are KPMG LLP. In 2001, KPMG LLP billed the Corporation $1.5 million for the audit of the Corporation's annual financial statements and $2.9 million for tax, audit-related and other services. KPMG LLP did not provide any financial information systems design and implementation services to the Corporation. The Corporation's Audit Committee has considered that the provision of non-audit services is compatible with maintaining KPMG LLP's independence. Other public accounting firms provided consulting and other services to the Corporation for fees totalling $3.1 million.

    It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. KPMG LLP have been auditors of the Corporation since October 14, 1997. Prior to October 14, 1997, the auditors of the Corporation were Price Waterhouse, Chartered Accountants (one of the predecessors of PricewaterhouseCoopers LLP).


LTIP AMENDMENT RESOLUTION

    Prior to the completion of the Corporation's initial public offering in July 1998, the Corporation established the Long-Term Incentive Plan (the "LTIP"). Under the LTIP, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of the Corporation, its subsidiaries and other companies or partnerships in which the Corporation has a significant investment. As at March 1, 2002, options to purchase 17,437,354 Subordinate Voting Shares of the Corporation were outstanding under the LTIP.

    At the Meeting, the shareholders of the Corporation will be asked to consider and, if thought fit, pass a resolution (the "LTIP Amendment Resolution") approving amending the LTIP to increase the number of Subordinate Voting Shares of the Corporation that may be issued under the LTIP to 29 million from 23 million.

    The Corporation's compensation philosophy is predicated on the belief that broadly-based employee participation in share ownership is critical to maintain a common entrepreneurial culture and motivation throughout the Corporation's operational units and across functional and geographic boundaries. The purpose of the amendment is to ensure that a sufficient number of shares are issuable under the LTIP to permit the Corporation to maintain its policy of awarding options to maintain competitive total compensation levels in order to attract and retain highly qualified professionals and to reward past and expected future contributions of directors, officers and permanent employees of the Corporation and its subsidiaries. The 29 million Subordinate Voting Shares of the Corporation that may be issued under the amended LTIP represent approximately 12.6% of the aggregate of the outstanding Multiple Voting Shares and Subordinate Voting Shares. This is consistent with the number of Subordinate Voting Shares of the Corporation that have historically been made available for issuance under the LTIP relative to the number of outstanding shares. Immediately after the completion of the Corporation's initial public offering, 7.5 million Subordinate Voting Shares of the Corporation were available for issuance under the LTIP, representing approximately 11.7% of the aggregate of the then outstanding Multiple Voting Shares and Subordinate Voting Shares. The amendment to the LTIP has been approved by the Board of Directors.

    The policies of the Toronto Stock Exchange (the "TSE") require that the amendment to the LTIP be approved by a majority of the votes cast at the Meeting. The full text of the LTIP Amendment Resolution is set forth in Schedule A attached hereto.

    The Board of Directors has determined that the amendment to the LTIP is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders vote in favour of the LTIP Amendment Resolution.


                    COMPENSATION OF NAMED EXECUTIVE OFFICERS


EXECUTIVE COMPENSATION

           The following table sets forth the compensation of the Chief Executive Officer of Celestica and the four other most highly compensated executive officers of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation:


                           SUMMARY COMPENSATION TABLE

                                                                                                 LONG-TERM
                                                        ANNUAL COMPENSATION(1)              COMPENSATION AWARDS
                                                                                             SECURITIES UNDER           ALL OTHER
        NAME AND PRINCIPAL POSITION            YEAR         SALARY             BONUS        OPTIONS GRANTED(2)       COMPENSATION(3)
        ---------------------------            ----         ------             -----        -------------------      ---------------
                                                            (U.S.$)           (U.S.$)               (#)                  (U.S.$)
Eugene V. Polistuk                             2001         700,000              -                150,000                210,737
CHAIRMAN OF THE BOARD AND                      2000         550,000          1,300,000            100,000                193,029
CHIEF EXECUTIVE OFFICER                        1999         376,058           564,086           270,000(4)               85,613

J. Marvin MaGee                                2001         516,250              -                135,000                57,773
PRESIDENT AND CHIEF OPERATING OFFICER          2000         360,000           510,000             40,000                 31,809
                                               1999         219,367           197,430           120,000(4)               18,148

Anthony P. Puppi                               2001         400,000              -                59,000                 51,822
EXECUTIVE VICE-PRESIDENT, CHIEF                2000         370,000           524,000             35,000                 47,121
FINANCIAL OFFICER AND GENERAL MANAGER -        1999         250,705           225,635           140,000(4)               37,950
SERVICES

R. Thomas Tropea                               2001         400,000              -                59,000                 10,200
VICE-CHAIRMAN, GLOBAL CUSTOMER UNITS AND       2000         350,000           495,000             35,000                  5,100
WORLDWIDE MARKETING AND BUSINESS               1999         207,298           201,600             70,000                 27,463
DEVELOPMENT

Stephen Delaney(5)                             2001       204,694(5)        150,000(6)          140,000(7)             154,500(8)
SENIOR VICE-PRESIDENT, U.S.,
CELESTICA CORPORATION

-----------

(1) Excludes perquisites and other benefits because such compensation did not exceed 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)    See table under "Options Granted During Year Ended December 31, 2001".

(3) Represents amounts set aside to provide benefits under Celestica's pension plans (see "Pension Plans").

(4) Includes options granted to Named Executive Officers in 1999 with respect to fiscal year 1998 as follows: Mr. Polistuk 130,000; Mr. MaGee 50,000; and Mr. Puppi 70,000.

(5) Mr. Delaney joined Celestica Corporation in May 2001. The amount specified represents Mr. Delaney's salary from his date of hire to the end of the year.

(6) Represents the amount the Corporation agreed to pay to Mr. Delaney at his date of hire as a bonus for the year ended December 31, 2001.

(7) Includes 100,000 options granted to Mr. Delaney upon joining Celestica Corporation.

(8)    Includes $150,000 paid to Mr. Delaney upon joining Celestica Corporation.


SHARE PURCHASE AND OPTION PLANS

           Celestica has issued Subordinate Voting Shares and has granted options to acquire Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to various employee share purchase and option plans in effect prior to Celestica's initial public offering (the "ESPO Plans"). No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

    Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase Subordinate Voting Shares and, in connection with such purchase, receive options to acquire an additional number of Subordinate Voting Shares based on the number of Subordinate Voting Shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each Subordinate Voting Share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding Subordinate Voting Shares acquired under the ESPO Plans.

    Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vest over a period of five years beginning December 31, 1998. All Subordinate Voting Shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.


LONG-TERM INCENTIVE PLAN

    Under the Long-Term Incentive Plan, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment.


OPTIONS GRANTED DURING YEAR ENDED DECEMBER 31, 2001

    The following table sets out options to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers during the year ended December 31, 2001.

                                                                   EXERCISE OR BASE        MARKET VALUE OF
                    SUBORDINATE VOTING     % OF TOTAL OPTIONS         PRICE PER           SUBORDINATE VOTING
                   SHARES UNDER OPTIONS         GRANTED TO        SUBORDINATE VOTING          SHARES ON THE
      NAME              GRANTED(1)         EMPLOYEES IN 2001          SHARE(1)             DATE OF GRANT(1)       EXPIRATION DATE
-----------------  --------------------    -----------------      ------------------      ------------------      ----------------
                           (#)                                      ($/Security)             ($/Security)
Eugene V. Polistuk       150,000                 1.89%                 C$66.06                  C$66.06           December 4, 2011
J. Marvin MaGee           25,000                 0.32%                 C$73.50                  C$73.50           March 1, 2011
                         110,000                 1.39%                 C$66.06                  C$66.06           December 4, 2011
Anthony P. Puppi          59,000                 0.75%                 C$66.06                  C$66.06           December 4, 2011
R. Thomas Tropea          59,000                 0.75%               U.S.$41.89               U.S.$41.89          December 4, 2011
Stephen Delaney          100,000                 1.26%               U.S.$50.00               U.S.$50.00          April 20, 2011
                          40,000                 0.51%               U.S.$41.89               U.S.$41.89          December 4, 2011

-----------

(1) Options vest in four equal annual instalments.

OPTIONS EXERCISED DURING MOST RECENTLY COMPLETED FINANCIAL YEAR AND VALUE OF OPTIONS AT DECEMBER 31, 2001

    The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2001 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2001.

                                      -10-

                                                                                                   VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS AT
                        SUBORDINATE                                DECEMBER 31, 2001                DECEMBER 31, 2001(2)
                       VOTING SHARES                             ----------------------           -----------------------
                        ACQUIRED ON    AGGREGATE VALUE
   NAME                  EXERCISE        REALIZED(1)      EXERCISABLE(3)   UNEXERCISABLE(3)   EXERCISABLE(3)   UNEXERCISABLE(3)
   ----                -------------   ---------------    --------------   ---------------   --------------   ----------------
Eugene V. Polistuk        44,607         $1,563,921           390,267         405,566          $9,828,562      $3,769,418
J. Marvin MaGee             -                 -               155,212         235,920          $3,672,565      $1,226,996
Anthony P. Puppi          42,567         $1,701,264           126,395         161,170          $2,595,020      $1,367,221
R. Thomas Tropea            -                 -               183,664         213,526          $4,474,479      $2,998,853
Stephen Delaney             -                 -                  -            140,000               -               -

-----------

(1) Based on the closing price of the underlying shares on the New York Stock Exchange on the date of exercise of the options.

(2) Based on the closing price of the Subordinate Voting Shares on the New York Stock Exchange on December 31, 2001 of $40.39.

(3)    Options granted under the ESPO and the LTIP.


PENSION PLANS

    Messrs. Polistuk, Puppi and MaGee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55.

    Mr. MaGee is enrolled in the defined contribution portion of the Canadian Pension Plan. Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. Messrs. Polistuk, Puppi and MaGee also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

    The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen.

    The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan for Messrs. Polistuk and Puppi.

                       CANADIAN PENSION PLAN TABLE(1),(2)



                                                                 YEARS OF SERVICE
   EARNINGS    -------------------------------------------------------------------------------------------------------------------
   AVERAGE          15                        20                        25                        30                         35
   --------         --                        --                        --                        --                         --
   $300,000      $30,000                   $40,000                   $65,000                    $95,000                    $95,000
   $400,000      $39,000                   $52,000                   $84,000                   $124,000                   $124,000
   $500,000      $48,000                   $64,000                   $103,000                  $153,000                   $153,000
   $600,000      $57,000                   $76,000                   $123,000                  $181,000                   $181,000

-----------

(1) This table assumes total of retirement age and years of service is greater than or equal to 80.

(2) All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5911.

    The benefit provided under the defined benefit portion of the Canadian Pension Plan for each of the officers who participate in the plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996 plus the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan is of a modified career average design with pre-1999 benefits based on the three-year earnings average at December 31, 1998. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

    As at December 31, 2001, Messrs. Polistuk and Puppi had completed 33 and 22 years of service, respectively.

    During the year ended December 31, 2001, Celestica set aside an aggregate amount of $321,303 to provide pension benefits for Messrs. Polistuk, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2001 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and MaGee pursuant to any other plans.

    Messrs. Tropea and Delaney participate in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 15% of their total compensation. Celestica, at its discretion, may make contributions for the benefit of eligible employees.

    During the year ended December 31, 2001, Celestica contributed $14,700 to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2001 for the purpose of providing pension, retirement or similar benefits for Mr. Tropea.


EMPLOYMENT AGREEMENTS

    Messrs. Polistuk and Puppi each entered into an employment agreement with Celestica as of October 22, 1996. Mr. Tropea entered into an employment agreement with Celestica as of June 30, 1998. Each agreement provides for the executive's base salary and for benefits in accordance with Celestica's established benefit plans for employees from time to time. Each agreement provides for the executive to receive an amount equivalent to

36 months' salary if Celestica terminates the executive's employment, other than for cause, subject to reduction if the executive earns replacement earnings during such period from other sources.

                        REPORT ON EXECUTIVE COMPENSATION

    It is the responsibility of the Compensation Committee to define and communicate compensation principles that reflect and support the Corporation's strategic direction, business goals and desired culture. The Compensation Committee reviews and approves the Corporation's executive compensation policies, programs and levels. The Compensation Committee assesses the annual performance of the Chief Executive Officer and the President, and reviews and approves the Chief Executive Officer's and the President's performance assessments of each of the senior executive officers. The Compensation Committee makes recommendations to the Board of Directors with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer, the President and the Vice-Chairman.

COMPENSATION PHILOSOPHY AND OBJECTIVES

    Celestica's goal is to be the premier full service electronics manufacturing services provider to leading original equipment manufacturers through leadership in technology, quality and supply chain management. Celestica believes that its highly skilled workforce and unique culture represent a distinct competitive advantage and are fundamental to achieving Celestica's strategic objectives. Celestica has developed a unique entrepreneurial, participative and team-based culture which is driven by the desire to continually exceed customer expectations. The knowledge, skill, experience and commitment of all employees, and especially that of senior management, is of critical importance to the achievement of Celestica's strategic objectives and successful operation of its business.

    The structure of total compensation for the Corporation's executives is designed to attract, motivate and retain executives who have the experience, ability and flexibility to manage the growth of the Corporation globally. The Compensation Committee recognizes the importance of monitoring the compensation practices of Celestica's international competitors so as to ensure that its compensation is competitive.

    The Corporation's executive compensation policies and practices are designed to: (1) align the interests of the executive officers with the short and long-term interests of the Corporation's shareholders; (2) link executive compensation to the performance of the Corporation relative to its competitors and the contribution of the individual to such performance; and (3) compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities.

    The compensation of Celestica's executive officers is comprised of three components: base salary, annual incentives and long-term incentives. The Corporation's executive officers participate in either the defined benefit or the defined contribution portion of the Corporation's non-contributory pension plans. Certain executive officers also participate in an unregistered supplementary pension plan. Executive officers participate in health, dental, life insurance and long-term disability insurance programs on the same basis as offered to other employees.

BASE SALARY

    Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at similarly-sized companies in the electronics manufacturing services industry or closely related industries in the U.S.

    To ensure that Celestica will continue to attract and retain qualified and experienced executive officers, base salaries are reviewed annually and adjusted as appropriate.

ANNUAL INCENTIVES

    The Corporation's executives participate in the Celestica Executive Team Incentive Plan. In 2001, awards under this plan were based on pre-determined targets for financial performance and customer satisfaction ratings as well as the performance of the Corporation relative to its direct competitors on key financial metrics. The Chief Executive Officer and the President evaluate each executive's performance in accordance with the Corporation's stated values and principles, teamwork and the executive's special accomplishments. Based on this individual assessment, the amount of the executive's earned award may increase by as much as 50% or decrease by as much as 50%.

    All of Celestica's employees in eligible geographies, other than the executive officers, participate in the Celestica Team Incentive Plan. In 2001, awards under this plan were based on financial performance, customer satisfaction ratings and individual performance. Under Celestica's Performance and Development Plan, each participant establishes personal objectives at the beginning of each year that are aligned with the Corporation's annual business objectives. At the end of the year, each participant's accomplishments and results with respect to his or her objectives are reviewed and assessed by his or her manager. The participant's rating is then used in the determination of the actual award to be paid.

    In 2001, no awards were paid under the Celestica Team Incentive Plan or the Celestica Executive Team Incentive Plan since the Corporation did not meet its internal threshold financial performance target.

LONG-TERM INCENTIVES

    At the time of the initial public offering, Celestica established two long-term incentive plans for its employees: the Long-Term Incentive Plan and the Employee Share Ownership Plan.

    The objectives of Celestica's Long-Term Incentive Plan are: (i) to align employee interests with those of shareholders with respect to the creation of shareholder value; (ii) to reward employees for their contribution to Celestica's success; and (iii) to allow the Corporation to attract and retain the qualified and experienced personnel who are critical to the Corporation's success. Options are currently granted annually to eligible employees based on the recommendation of the management of each business unit and are subject to the approval of the CEO. The Compensation Committee recommends option grants for the CEO, the Chief Operating Officer, the Chief Financial Officer and the Vice-Chair to the Board of Directors for approval. The total number of options to be granted in a given year is approved by the Compensation Committee after taking into account the total number of options outstanding both before and after current year grants.

    The Employee Share Ownership Plan enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the Employee Share Ownership Plan, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase Subordinate Voting Shares of the Corporation on the open market.

    Celestica has issued Subordinate Voting Shares and options to acquire additional Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans. No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these plans.

CHIEF EXECUTIVE OFFICER

    The compensation package of the Chief Executive Officer is approved by the Board of Directors, based upon the recommendations of the Compensation Committee.

    The Chief Executive Officer's compensation package consists of base salary, annual incentives and long-term incentives as described above. In establishing the Chief Executive Officer's compensation, the Compensation Committee takes into account Mr. Polistuk's contribution in terms of leadership in the management of the Corporation, the global scope and size of the Corporation's operations, the industry it competes in and competitive compensation packages at the Chief Executive Officer level at similarly-sized companies in the electronics manufacturing services industry and a comparator group of companies in closely related industries in the U.S.

    Celestica weathered a difficult business environment in 2001. The general weakness in end-market demand experienced by Celestica's customers and by the technology sector in general, impacted Celestica's ability to meet its internal revenue and profit targets. Mr. Polistuk's vision and leadership helped to mitigate the impact of the downturn on Celestica as the Corporation maintained its operating margins from 2000 and strengthened its balance sheet by ending the year with $1.3 billion in cash.

    In 2001, Mr. Polistuk received a salary of $700,000 and a Long-Term Incentive Plan award, as detailed previously. Mr. Polistuk did not receive an award under the Celestica Executive Team Incentive Plan.

REPORT PRESENTED BY THE COMPENSATION COMMITTEE:

William Etherington
Anthony R. Melman
Don Tapscott

                            COMPENSATION OF DIRECTORS

    Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. These directors receive an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a Committee of the Board of Directors of which the director is a member. Meetings of directors are expected to occur at least quarterly. In lieu of receiving such retainer and attendance fees in cash, these directors may elect, at the time they are first elected or appointed to Celestica's Board of Directors, to receive their fees in Subordinate Voting Shares. Directors who joined the Board at or about the time of the Corporation's Initial Public Offering receive an annual retainer and per meeting fee of 2,860 and 286 Subordinate Voting Shares respectively. Under the Directors' Compensation

Plan adopted in July 2001, the number of shares to be paid to other eligible directors in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the NYSE on the date of the meeting, and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last day of the quarter. Each director has the right to elect to defer payment of his fees. Grants of Subordinate Voting Shares for such purposes may not exceed an aggregate of 500,000 Subordinate Voting Shares. The aggregate compensation paid in 2001 by the Company to its directors in their capacity as directors was $50,000 and the right to receive, in the aggregate, 18,482.41 Subordinate Voting Shares. The delivery of these shares was deferred until the respective directors cease to be directors of Celestica. Mr. Crandall also receives an annual grant of 10,000 Performance Units, convertible into Subordinate Voting Shares upon his retirement from the Board, in his capacity as Chairman of the Executive Committee.

    In 2001, each of the eligible directors was issued options to acquire 20,000 Subordinate Voting Shares, pursuant to the Long-Term Incentive Plan. 80,000 options were issued at an exercise price of $44.23. 40,000 options were issued at an exercise price of $35.95.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

           As at March 1, 2002, Celestica had guaranteed $1,871,718 aggregate indebtedness of certain officers and employees of Celestica incurred in connection with the purchase of Subordinate Voting Shares. The following table sets forth details of such guarantees by Celestica of indebtedness of the directors and officers of Celestica.


      INDEBTEDNESS OF SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS(1)

                                                                                 LARGEST AMOUNT
                                                                                  OUTSTANDING            AMOUNT OUTSTANDING AS AT
NAME AND PRINCIPAL POSITION                                                      DURING 2001(1)            MARCH 1, 2002(1),(2)
---------------------------                                                      -------------           ------------------------
J. Marvin MaGee                                                                    $155,391                     $155,391
PRESIDENT AND CHIEF OPERATING OFFICER

R. Thomas Tropea                                                                   $407,396                     $407,396
VICE-CHAIRMAN, GLOBAL CUSTOMER UNITS AND WORLDWIDE MARKETING AND
BUSINESS DEVELOPMENT

Alastair Kelly                                                                     $134,805                       nil
EXECUTIVE VICE-PRESIDENT, CORPORATE DEVELOPMENT

Daniel P. Shea                                                                     $280,998                     $280,998
SENIOR VICE-PRESIDENT AND CHIEF TECHNOLOGY OFFICER

Rahul Suri                                                                         $957,108                     $957,108
SENIOR VICE-PRESIDENT, MERGERS AND ACQUISITIONS

Graham Thouret                                                                      $97,383                        nil
VICE-PRESIDENT AND CORPORATE TREASURER

Peter Bar                                                                           $92,957                      $70,824
VICE-PRESIDENT AND CORPORATE CONTROLLER

-----------

(1) All amounts are shown in U.S. dollars converted, where necessary, from Canadian dollars at an exchange rate of U.S.$1.00 = C$1.5955 and from British pounds sterling at an exchange rate of U.S.$1.00 =(pound)0.7047.

(2) All guaranteed amounts incur interest at a rate equal to certain commercial banks' prime lending rates. The security for each of the guaranteed amounts is the purchased Subordinate Voting Shares.

    No securities were purchased by any director or officer during 2001 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the fiscal year ended December 31, 2001.

                           INDEMNIFICATION AGREEMENTS

    Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

                  INTEREST OF INSIDERS IN CERTAIN TRANSACTIONS

    Celestica and Onex are parties to a Management Services Agreement under which Onex has agreed to provide management, administrative, strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Management Services Agreement equal to approximately $2.0 million per year adjusted for changes in the Canadian consumer price index. The Management Services Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent in the determination of the Board of Directors of Celestica with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's-length to Celestica. The Management Services Agreement has a term of five years with automatic renewal for successive one-year periods thereafter, subject to termination on 12 months' prior written notice at any time after the initial five-year term by the directors of Celestica who are independent of Celestica and Onex, and provided that in any event the Management Services Agreement, and the rights of Onex to receive fees (other than accrued and unpaid fees), will terminate 30 days after the first day upon which Onex ceases to hold at least one Multiple Voting Share. During 2001, Celestica paid to Onex management and investment banking fees of approximately $2.1 million.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

    In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada released its guidelines on corporate governance (the "Guidelines"). The Board of Directors considers good corporate governance to be important to the effective and efficient operation of the Corporation. The Board of Directors is responsible for the structures and procedures necessary for good corporate governance at the Corporation. The TSE requires the Corporation to disclose its approach to corporate governance on an annual basis. The Corporation's disclosure is set out in Schedule B hereto.

BOARD COMMITTEES

    The Board of Directors has established three standing committees of three directors, each with a specific mandate. The Executive Committee includes a majority of unrelated directors. The Audit Committee and Compensation Committee each are composed of unrelated directors.

EXECUTIVE COMMITTEE

    Subject to the limitations set out in subsection 127(3) of the BUSINESS CORPORATIONS ACT (Ontario), the Board of Directors has delegated to the Executive Committee the powers to consider and approve certain matters relating to the management of the Corporation, subject to any regulations or restrictions that may from time to time be made or imposed upon the Executive Committee by the Board of Directors. The members of the Executive Committee are Messrs. Crandall, Melman and Polistuk.

AUDIT COMMITTEE

    The Audit Committee, which consists of Messrs. Love, Martin and Melman, selects and engages, on behalf of Celestica, the independent public accountants to audit Celestica's annual financial statements, and reviews and approves the planned scope of the annual audit. The Audit Committee has direct communication channels with the auditors to discuss and review specific issues as appropriate. The Audit Committee's duties include the responsibility for reviewing financial statements with management and the auditors, monitoring the integrity of the Corporation's management information systems and internal control procedures, and reviewing the adequacy of the Corporation's processes for identifying and managing risk.

COMPENSATION COMMITTEE

    The Compensation Committee approves the Corporation's executive compensation policies and establishes remuneration levels of Celestica's executive officers and performs such functions as provided for under Celestica's employee benefit programs and executive compensation programs. The Compensation Committee consists of Messrs. Melman, Etherington and Tapscott, all of whom are unrelated to the Corporation. John Walter was a member of the Compensation Committee until his retirement from the Board of Directors in June, 2001. Mr. Walter is also unrelated to the Corporation.

                                PERFORMANCE GRAPH

    The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on the Toronto Stock Exchange and the New York Stock Exchange since June 30, 1998. The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on June 30, 1998 with the cumulative total shareholder return of the Toronto Stock Exchange 300 Index for the period June 30, 1998 to December 31, 2001.

                                     [GRAPH]





                          PARTICULARS OF OTHER MATTERS

    Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

                            AVAILABILITY OF DOCUMENTS

    The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents:

           (a) one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

           (b) one copy of the comparative financial statements of the Corporation for the year ended December 31, 2001, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

           (c) the Corporation's management proxy circular for its last annual meeting of shareholders.

                                   CERTIFICATE

           The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

           Toronto, Ontario, March 19, 2002.

                                    By Order of the Board of Directors



                                    Elizabeth L. DelBianco
                                    Vice-President, General Counsel
                                    and Secretary

                                   SCHEDULE A
                RESOLUTION OF THE SHAREHOLDERS OF CELESTICA INC.
                  LONG-TERM INCENTIVE PLAN AMENDMENT RESOLUTION



1. The amendment to the Long-Term Incentive Plan of the Corporation (the "LTIP") to increase the maximum number of Subordinate Voting Shares of the Corporation (the "Subordinate Voting Shares") which may be issued under options or rights granted under the LTIP from 23,000,000 Subordinate Voting Shares to 29,000,000 Subordinate Voting Shares be and is hereby approved; and

2. any director or officer of the Corporation be and is hereby authorized, for, in the name and on behalf of the Corporation, to do all such acts and things and to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such documents and instruments as may be considered necessary or desirable in order to carry out the provisions of this resolution.

                                   SCHEDULE B
                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                               COMMENTS
------------------------                          --------
1.  The Board of Directors should                 The Board of Directors is elected annually to represent the interests of
    explicitly assume resonsibility for           all shareholders. The mandate of the Board of Directors is to supervise
    stewardship of the Corporation.               the business and affairs of the Corporation and to ensure adherence to good corporate governance practices. In light of this obligation, the
    As part of the overall stewardship            Board assumes responsibility for matters such as those set out below:
    responsibility, the Board should
    assume responsibility specifically            (i)   The adoption of a strategic planning process including the review
    for:                                                of long-term corporate objectives and industry positioning.
                                                        Substantial strategic planning sessions are a regular part of the
    (i)   adoption of a strategic planning              Board schedule.
          process

    (ii)  identification of principal risks       (ii)  The regular review of the Corporation's overall business risks
          and implementation of risk-                   and ensuring that appropriate systems are in place to address and
          managing systems                              manage such risks.

    (iii) succession planning, including          (iii) Succession planning for key senior management positions and
          appointing, training and                      skills assessments of individuals identified to fill key roles.
          monitoring management

    (iv)  communications policy                   (iv)  Review and approval of the contents of major disclosure documents such as the Annual Information Form, the
                                                        Management Information Circular and all Prospectuses; and
                                                        ensuring compliance with the Corporation's continuous
    (v)   the integrity of internal control             disclosure obligations. The Corporation complies with the
          and management information                    U.S. Securities and Exchange Commission's Regulation FD and
          systems                                       follows fair disclosure practices for the benefit of its
                                                        shareholders.

                                                  (v)   The integrity of the Corporation's internal business controls and management information systems, which the Board and the
                                                        Audit Committee monitor and assess regularly with management and with the Auditor.

2.  Majority of the directors should be            The Board of Directors considered the relationship of each of its
    "unrelated" (free from conflicting             directors to the Corporation and has determined that a majority of the
    interest).                                     Board of Directors is composed of directors that are unrelated to the
                                                   Corporation. The Board of Directors, in addition to including a majority of unrelated directors, comprises six directors who do not have interests or relations with either the Corporation or its significant shareholder, Onex. The six directors who do not have interests or relations with either the Corporation or Onex are Messrs. Crandall,
                                                   Etherington, Love, Martin, Naruto and Tapscott.

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                               COMMENTS
------------------------                          --------
3.  Disclose for each director whether he         Messrs. Crandall, Etherington, Love, Martin, Melman, Schwartz,
    or she is related, and how that               Naruto and Tapscott have no material business or other relationship
    conclusion was reached.                       with the Corporation or members of the Corporation's management, other than their positions as directors, optionees and shareholders, and as a result, the Board of Directors has determined that each of
                                                  Messrs. Crandall, Etherington, Love, Martin, Melman, Schwartz
                                                  Naruto and Tapscott is an unrelated director. The Board of Directors has determined that Mr. Polistuk, as Chief Executive Officer of the
                                                  Corporation is not an unrelated director because he is a member of the
                                                  Corporation's management.

4.  Appoint a Committee composed of               The Board of Directors has not appointed a committee of directors
    non-management directors, a                   with responsibility for proposing nominees to the Board of Directors
    majority of whom are unrelated                or assessing directors' performance on an ongoing basis. The Board of
    directors, responsible for the                Directors does not believe that such a committee is currently necessary
    appointment/assessment of directors.          given that the Board of Directors has recently been reconstituted.
                                                  Additional directors will be proposed from time to time as the Board of Directors considers appropriate.

5.  Implement a process for assessing the         While the Board of Directors has not implemented a formal process
    effectiveness of the Board, its               for evaluating its performance or the performance of individual
    Committees and individual directors.          directors, the Board informally reviews its role on an ongoing basis. In addition, the directors are encouraged to discuss any issues and to raise specific matters with the Chairman or with each other.

6.  Provide orientation and education             New directors will be oriented to the business and affairs of the
    programs for new directors.                   Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues.

7.  Examination of the size of the Board          The Board of Directors believes that its size is appropriate given the
    and consideration with a view to              size and complexity of the Corporation's business.
    determine the impact of the number
    upon effectiveness.                           The current Board composition results in a balanced representation on the Board of Directors among management, the principal shareholder and unrelated directors.

8.  Review the adequacy and form of               The Board of Directors has considered the remuneration paid to
    compensation of directors in light of         directors and considers it appropriate in light of the time commitment
    risks and responsibilities.                   and risks and responsibilities involved.

9.  Committees should generally be                The Board of Directors has established three standing committees of
    composed of non-management                    three directors, each with a specific mandate. The Executive
    directors, the majority of whom are           Committee includes a majority of unrelated directors. The Audit
    unrelated.                                    Committee and Compensation Committee each are composed of
                                                  unrelated directors.

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                               COMMENTS
------------------------                          --------
10. The Board should assume                       The Board of Directors has not appointed a committee of directors
    responsibility for or appoint a               with responsibility for corporate governance issues. The Board of
    Committee responsible for approach            Directors as a whole assumes responsibility for corporate governance
    to corporate governance issues. This          issues.
    committee would, among other
    things, be responsible for the
    response to the TSE Guidelines.

11. Develop position descriptions for the         The Board of Directors has not developed position descriptions for
    Board and for the CEO, involving the          itself or for the Chief Executive Officer because it believes that such
    definition of limits for management's         individuals' respective responsibilities are well understood. All of the
    responsibilities.                             directors who joined the Board of Directors following the initial public offering have extensive business experience and directorship responsibilities on the boards of other public and private institutions.

                                                  The Board of Directors requires management to obtain the Board of
                                                  Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets, capital expenditures and executive appointments. The Board of Directors expects management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

                                                  The Board of Directors retains responsibility for any matter which has not been delegated to senior management or to a committee of directors.

    The Board should develop the                  The Board of Directors approves specific financial and business
    corporate objectives which the CEO            objectives which the CEO is responsible for meeting.
    is responsible for meeting.

12. Establish appropriate procedures to           If all of management's nominess to the Board are elected, the Board of
    enable the Board to function                  Directors will include only one director who is a member of the
    independently of management.                  Corporation's management while eight directors are not part of the
                                                  Corporation's management.

    An appropriate structure would be to          Mr. Polistuk, who is the Chief Executive Officer, currently serves as
    (i) appoint a Chairman of the Board           Chairman of the Board of Directors. The Board has elected to comply
    who is not a member of management             with this Guideline through adoption of procedures such as regular
    with responsibility to ensure that the        meetings of the non-management members of the Board without
    Board discharges its responsibilities         management present. These sessions are a scheduled part of every
    or (ii) adopt alternate means such as         Board of Directors meeting. The Board of Directors also has access to
    assigning this responsibility to a            information independent of management through the Corporation's
    committee of the board or to a                external Auditors.
    director, sometimes referred to as the
    "lead director".

                              -4-

TSE CORPORATE GOVERNANCE
COMMITTEE GUIDELINE                               COMMENTS
------------------------                          --------
    Appropriate procedures may involve            The Board of Directors is of the view that appropriate structures and
    the Board meeting on a regular basis          procedures are in place to ensure that it can function independently of
    without management present or may             management, and at the same time, the Corporation recieves the
    involve expressly assigning responsi-         benefit of having a Chairman of the Board with extensive experience
    bility for administering the Board's          and knowledge of the Corporation's business.
    relationship to management to a
    committee of the Board.

13. The Audit Committee should be                 The Audit Committee is composed of outside directors.
    composed only of outside directors.

    The roles and responsibilities of the         The Audit Committee has a well-defined mandate. It selects and
    Audit Committee should be                     engages, on behalf of Celestica, the independent public accountants to
    specifically defined so as to provide         audit Celestica's annual financial statements, and reviews and approves
    appropriate guidance to Audit                 the planned scope of the annual audit. The Audit Committee's duties
    Committee members as to their                 include the review and approval of quarterly unaudited and annual
    duties. The Audit Committee duties            audited financial statements with management and the Auditors prior
    should include oversight                      to consideration by the Board of Directors; monitoring the integrity of
    responsibility for management                 the Corporation's management information systems and internal
    reporting on internal control. While it       control procedures; and reviewing the adequacy of the Corporation's
    is management's responsibility to             processes for identifying and managing risk.
    design and implement an effective
    system of internal control, it is the
    responsibility of the Audit
    Committee to ensure that
    management has done so.

    The Audit Committee should have               The Audit Committee has direct communication channels with the
    direct communication channels with            Auditors to discuss and review specific issues as appropriate.
    the internal and the external auditors
    to discuss and review specific issues
    as appropriate.

14. Implement a system to enable                  An individual director is entitled to engage an outside adviser at the
    individual directors to engage outside        expense of the Corporation in appropriate circumstances provided that
    advisers, at the corporation's expense.       such director has obtained the approval of the Chairman to do so.
    The engagement of the outside
    advisor should be subject to the
    approval of an appropriate committee
    of the Board.